Description of Business

Pamet Systems (the "Company"), designs, develops, installs, and supports computer software and turnkey computer and data communications systems for public safety agencies serving municipalities with populations under 250,000, as well as campus, public housing, and transit authority police agencies. The Company's innovative applications automate the acquisition, storage, processing, retrieval, and communication of information for these agencies.

The principal products of the Company comprise an integrated suite of information management and communications systems, the foundation of which are the PoliceServer and FireServer products. PoliceServer is an integrated Computer-Aided Dispatch and records management system, which includes the clerical and record-keeping functions necessary for police department operation, from E9-1-1 integrated dispatch and booking to word processing and electronic mail. FireServer is an information management system and Computer-Aided Dispatch system that provides fire departments with data on structures, fire suppression plans, and hazardous materials management. JailServer is designed to provide corrections facility staff with the ability to capture, track and report a wide variety of data related to inmates. Companion products include the ImageServer digital imaging system for management of mug shots and crime scene photos, and the MobileServer system of mobile computers for field reporting.

The Company's products are currently marketed and installed in the Northeast, Southeast, and Midwest states. Pamet is headquartered in Massachusetts and maintains a sales office in Florida.

The Company was incorporated on November 24, 1987 by Dr. Joel B. Searcy, its Chairman of the Board.

PoliceServer and FireServer are registered trademarks of the Company. JailServer, ImageServer and MobileServer are trademarks of the Company.

Certain statements in this Annual Report may constitute "forward looking statements" within the meaning of the Securities Act of 1933 and the Securities
and Exchange Act of 1934 as amended.   Certain, but not necessarily all, of
such forward looking statements can be identified by the use of such words as "believes," "expects," "may," "will," "should," or "anticipates," or other variations or by discussions of strategies involving risk and uncertainties. The actual results of the company or industry results may be materially different from any future results expressed or implied by such forward-looking statements. Additional information on factors that could potentially affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission.

To Our Stockholders:

For Pamet Systems, 1997 was a year of transition. Well established in the public safety market in ten States with products and services highly regarded by its customers, the Company faced several challenges. System implementations moved from relatively simple projects to more complex networked and multi-jurisdictional solutions. Customer demand for new products expanded to include mobile data systems, imaging and query capabilities. Technology platform requirements shifted from traditional operating environments to
Microsoft's NT operating system.   Recognizing these market shifts, the Board
asked me to draw on my experience in information technology management and consulting to implement a strategy to reposition Pamet to successfully exploit the new opportunities in its markets.

I believe that the future of the Company is dependent upon creating and servicing state of the art public safety records and communications systems on which police, fire and EMS departments can rely.Concentrating on quality, reliability and leadership fuels new sales, while renewals and upgrades create the foundation for future growth.

  In 1997, the first year of a three-year program, we concentrated on product quality and customer satisfaction in today's products while initiating the development of redesigned core products on the Microsoft NT platform.
Most of the costs associated with stabilizing existing products were incurred in 1997 allowing us to concentrate on building our future. The alliance with Cerulean Technology, a leader in the mobile data market, builds on our traditional strengths and puts the power of our applications into the police cruiser. Acquiring Technology Assemblers, who developed our JailServer product, positions Pamet to expand into the jail management market.

In 1998, our efforts will concentrate on delivering stable quarter over quarter revenue growth while we invest heavily in new product development. The first phase of our new "point and click" police records management system should be installed in customers' systems by July. Improving our overall efficiency and building a strong sales pipeline of opportunities are critical factors in achieving our goals. We intend to be well positioned to be the leading vendor in our markets entering the third year of our program.

I wish to thank everyone, our stockholders, Board of Directors and employees,
for your continued support and confidence during 1997.   Please contact me via
phone or email to dtmckay@pamet.net if you have comments, questions or suggestions regarding Pamet. Working together we are laying the groundwork for a strong, profitable company providing leading edge technology solutions to the public safety market.

Sincerely,

David T. McKay
President
 1997 Highlights

1997 was a year of repositioning and partnerships at Pamet. New people were brought in to facilitate change and grow our existing resources. Business relationships and partnerships were formed to strengthen our position in the market. And new products were developed to ensure our position as a technology leader in the public safety market.

At the annual meeting of stockholders, David McKay was named president and CEO of the company, replacing Joel Searcy, Pamet's founder and former president and CEO. Joel has remained with the company as it's chief technology officer and chairman of the board of directors.

As an experienced senior executive with a broad balance of expertise in corporate leadership and leading edge technology consulting, David brings to Pamet the expertise and cross-industry reputation needed to exploit the growth and opportunities expected in the public safety industry. Prior to joining Pamet, David was global systems manager for Mobil Oil, Fairfax, Va.
Previously, he held senior management positions at Moore Corporation, Gartner Group Inc., Nolan & Norton & Co., Petro Canada Inc., Manitoba Data Services and International Business Machines.

In his first eleven months at Pamet, David has concentrated on improving overall satisfaction with our products and examining opportunities to develop new markets. By revitalizing existing products and services and initiating the development of the next generation of applications, David is aggressively moving Pamet towards a profitable future.

As an investor and information technology industry expert, Bruce Rogow joined
the Company's Board of Directors in June.   This marked the first addition to
Pamet's board in seven years. With over thirty years of experience in highly successful, growth oriented enterprises in the information technology industry, Bruce brings a practical and in depth business perspective to the Board of Directors and Pamet.

Bruce is currently an independent executive counselor to corporations who are major users of information technology. He is affiliated with the Gartner Group where he focuses on executive information technology management issues. In addition, Rogow is Chief Executive of Rogow Opportunity Capital (ROC)., a private investment firm. In this investor role he provides active participation at the board level in companies such as Pamet.

To strengthen the engineering development team, David Askey was hired as Vice President, Product Integration and Deployment. David leads the design and development team migrating Pamet's PoliceServer, FireServer and ImageServer products to the Microsoft NT environment. David plays a key leadership role in the technologies used in Pamet products while building a team of highly effective application and technology specialists with strong skills in client server development, network computing, internet application construction and product packaging.

Askey has over fifteen years of information technology experience in various aspects of on-line programming, system programming and implementation, system design, data communications, operations and management in Mobil Oil and the US Navy.

To better serve our existing and potential customers, Pamet announced a private branding agreement under which we will offer Cerulean's PacketCluster
Patrol wireless client/server software as its exclusive mobile information solution. The system is already installed in more than 20 of the two companies' joint police department sites and by mid-1998 Pamet will have installed over 20 additional mobile system customers with close to 100 cruisers. The partnership allows Pamet to continue to design, install and support state of the art mobile solutions for all its customers, while concentrating on building the next generation of its core products, PoliceServer, FireServer and EMServer, on the Microsoft Windows NT platform,

PacketCluster Patrol is a standards-based, open architecture solution that gives officers instant access to local, state and national law enforcement databases from patrol car-based laptop computers. The Windows 95-based software also enables silent communication to enhance officer safety and secure undercover investigations, and supports reporting software, record management systems (RMS) and computer aided dispatch (CAD).

In an effort to provide a more complete solution to our customers, Pamet purchased Technology Assemblers, Inc. (TAI) and all of its assets including its proprietary application software designed for use by correctional institutions. TAI's application software is a proven product that includes applications to support jail management, inmate banking and cashless canteen including inmate trust accounting and property, property and evidence tracking and courtroom minute tracking.

In addition to the high quality applications, the merger brings to Pamet an experienced management and software development team. It allows Pamet to expand its business into the corrections market through TAI's customer base in Florida, Pennsylvania and Illinois and quickly integrate TAI's application portfolio into Pamet's new PoliceServer development initiative.

The most crucial new beginning in 1997 was the first phase development of our NT based product suite. The new product will use the latest in graphical user interface design techniques or "point and click technologies" and will be designed to support the growing networking and external interface requirements of Law Enforcement agencies.

PoliceServer 2 is one component in the redevelopment of Pamet's Police, Fire, EMS and CAD products which when complete will retain the robust and easy to use functional characteristics of the existing products, but will operate on a Microsoft NT Server platform and use a Windows based graphical user interface. The new designs will take advantage of today's relational database technology including Microsoft SQL Server and Oracle and will create a strong platform capable of supporting the product functional extensions, networking and system performance that will be required by public safety agencies in the next decade.

Early feedback from customers who have seen the new components late in 1997 was very enthusiastic and product development is proceeding on schedule. Second phase development of the PoliceServer 2 is scheduled to deliver functional components to customers in September, October and December of 1998. The full PoliceServer 2 system is intended to be integrated with a new Pamet Computer Aided Dispatch (CAD) system in the first quarter of 1999.

1997 was a year to reposition the company, 1998 will be the year to deliver the new products and build the momentum. With revitalized and leading edge services, products and support, Pamet is moving forward towards it's goal of industry leadership in public safety software solutions.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Pamet Systems, Inc. (the "Company" or "Pamet Systems"), founded in 1987, designs and implements broad-based information technology solutions for public safety agencies enabling them to realize cost efficiencies and provide better service. The Company's suite of products is composed of four major components:
PoliceServer, FireServer, MobileServer and ImageServer. The Company's revenues consist primarily of sales of these software applications, the associated hardware and systems integration, and support and update service fees.

The Company's revenues for the 12 month period ended December 31, 1997 (the 1997 period) decreased 15.8% from the 12 month period ending December 31, 1996 (the 1996 period). During the period, the revenues showed a significant shift to the MobileServer product, which represented 28.4% of sales in the 1997 period, up from 3.2% in the 1996 period. The MobileServer product enables officers to submit reports and access critical databases from their cruisers increasing officer productivity. As a result of this market shift to mobile products, the Company joined forces with Cerulean Technology, Inc. in November of 1997 to offer Cerulean's PacketCluster Patrol wireless client/server software under a three-year private branding agreement as its exclusive mobile information solution. This MobileServer market shift and the subsequent Cerulean agreement caused the Company to experience substantial one time product development, implementation engineering and staff training costs which affected the results of operations during the 1997 period. In addition, a significant portion of the Company's 1997 MobileServer sales and current backlog are the result of the "Cops More 96" federal grant awards of the 1994 Crime Bill. The pricing on these MobileServer sales reflects previous commitments made to customers during the grant application process and prior to the Cerulean agreement and, combined with the high hardware component of the MobileServer product, have resulted in lower product margins.

The Company has continued to see increased revenues from software support and update service fees resulting from increases in the installed base and renewal rates approaching 100%. The service revenues represented 22.3% of the Company's total revenues in the 1997 period versus 15.7% in the 1996 period.

Market expectations for a complete Microsoft operating environment using Microsoft NT Server and a Windows 95 or NT Desktop graphical user interface have grown substantially in 1997, particularly in the Southeast market. Consequently, the Company has begun rebuilding its products on the NT platform at considerable expense, which has affected the 1997 results of operation. During the 1997 period, the Company expended over $234,000 to design and begin the development of PoliceServer 2 and a network search product. The Company also expended considerable funds during the 1997 period on product quality improvements, testing and demonstration platforms, and product documentation to address competitive requirements and improve customer satisfaction. In addition, the Company supported these efforts internally by re-deploying existing resources to address product quality, documentation and customer satisfaction issues.



The Company continues to believe there are significant market opportunities based on the federal Crime bill funding expected in 1998 and beyond, the establishment of E911 centers, heightened emphasis on crime in most communities and the awareness by municipalities that computer systems can improve the efficiency and effectiveness of their public safety resources. The Company has also seen increased emphasis on the coordination of public safety systems between neighboring towns, county, and state police organizations. The Registrant's products are designed and marketed with the option to be used in this type of regional application.

Results of Operations

Year Ended December 31, 1997 vs. Year Ended December 31, 1996.

During 1997, the Company's net sales decreased 15.8% to $2,077,896 from $2,468,073 in the 1996. The decrease in sales of turnkey systems and hardware upgrades of $1,101,970 or 70.0% to $470,432 for the 1997 period from $1,572,402 for the 1996 period had the most significant impact on the Company's total revenues. The number of system sales decreased from 27 in the 1996 period to 6 in the 1997 period. Hardware upgrades decreased to 5 in the 1997 period from 10 in the 1996 period. This decrease in the total revenue and total number of systems sold can be partially attributed to communities delaying purchases of systems while they await more vendors offering products on a Microsoft operating environment using Microsoft NT Server and a Windows 95 or NT Desktop graphical user interface, particularly in the Southeast market. In addition, the Company believes that some business was lost in 1997 as a result of the Company not offering a PC-based police or fire system further highlighting importance of the migration to NT. System revenues resulting from the "COPS MORE 96" portion of the 1994 Crime bill were approximately $270,500 or 57.5% of turnkey system and hardware upgrade sales, representing 4 new system sales and 2 system upgrades. "COPS MORE 96" grants will continue to impact revenue in 1998.

Sales of the MobileServer product increased 653.0% to $591,030 in the 1997 period from $78,490 in the 1996 period. Revenue from the ImageServer product decreased 11.8% to $217,501 for the 1997 period from $246,737 in the 1996 period. Support revenues increased $77,491 or 19.3% to $479,498 for the 1997 period from $402,007 for the 1996 period. This increase in the support revenues reflects the increasing customer base.

Cost of sales increased $107,610 or 11.5% to $1,043,293 for the 1997 period from $935,683 for the 1996 period. Cost of sales increased despite the decrease in revenue due to a less profitable product mix and new product startup costs. Gross margins decreased from 62.1% in the 1996 period to 49.8% in the 1997 period. Margins on system sales and hardware upgrades remained relatively flat. However systems sales and hardware upgrades represented only 22.6% of revenues in the 1997 period versus 63.7% in the 1996 period significantly reducing their contribution to gross margin.
The MobileServer product had the most significant unfavorable impact on gross margins as a result of a 653.0% increase in sales combined with the fact that 1997 margins were less than half of the margins earned on the Company's PoliceServer and FireServer systems. The MobileServer margins were unfavorably impacted by startup costs associated with the Cerulean private branding agreement including upgrading existing customers to the Cerulean system, first-in-state discounts, and prior pricing commitments to customers for mobile
systems funded by grants.   It is expected that margins on the MobileServer
product will improve significantly during the second half of 1998 as a result of the implementation of more efficient implementation processes and pricing analysis tools.

In contrast, software support and update service revenues delivered traditionally high margins which increased from 95.5% in the 1996 period to
96.0 in the 1997 period.

The Company's operating expenses increased $768,343 or 63.3% to $1,981,539 for the 1997 period from $1,213,196 for the 1996 period. The Company's commitments in several areas including the MobileServer product, overall product quality and customer satisfaction, and other new product development contributed significantly to the increases in spending. Of the increases, $317,612 or 41.3% is attributable to research and development spending on the mobile product interface to the state information system, a network search product
(LENS), and NT product development of PoliceServer 2.   In all cases, the
Company used outside resources to design and develop these projects creating minimal impact on the long-term financial commitments of the company. NT product development will continue throughout 1998 until all modules of PoliceServer and FireServer have been ported to the NT platform, consistent with market demands. During 1997, a significant number of the requests for proposals (RFP's) received by Pamet Systems have required either a functioning NT system or a transition plan to the NT platform.

Personnel costs increased 34.2% or $252,676 to $990,897 for the 1997 period from $738,221 for the 1996 period. The most significant portion of the increased expense results from hiring David McKay as President and Chief Executive Officer while Dr. Joel Searcy, the Company's former President and Chief Executive officer, remains as Chairman of the Board. In addition, employee salary increases and incentive plans were implemented to bring employee compensation more in line with market rates. The other significant impact on personnel costs was a 19.5% increase in employee health insurance costs.

Rent, utilities and telephone increased 21.8% to $76,228 for the 1997 period from $62,574 for the 1996 period as a result of increased telephone usage. The most significant reason for this increase is telephone support for the Company's growing client base located outside of the Northeast.

Travel and entertainment expenses increased $47,247 or 80.8% to $105,706 for the 1997 period from $58,459 for the 1996 period due to the increased travel associated with the customer satisfaction, program management and training activities in the Southeast region. The complex nature of the installation at Cherokee County, GA from a program management and technological standpoint stretched the Company's resources and required numerous site visits. This incremental spending was not planned and was not billable to the customer. The Company has taken steps to insure that travel, project management, bid and performance bond interest costs and conversion and interface costs are included in all future pricing decisions.

Spending on professional fees increased $100,199 or 149% to $167,381 for the 1997 period from $67,182 for the 1996 period. Consulting fees contributed $34,834 of the increase. The most significant expenditures resulted from an outside marketing survey to determine the mobile product market demand and the cost of an outside firm hired to update existing product documentation. These expenditures supported the ongoing mobile data terminal and product quality projects. Legal fees increased 226.2% to $90,550 for the 1997 period from $27,758 for the 1996 period as a result of the services that were required to complete a private placement of 200,000 shares of Company stock, to negotiate employment agreements with the Company's officers, and to support the acquisition of Technology Assembles Inc. in February 1998.

Depreciation expense increased 18.9% to $72,472 for the 1997 period from $60,963 for the 1996 period reflecting the increased first year depreciation on the new computer equipment purchased as a result of the theft of nearly all the corporate computer equipment in June 1997.

Other operating expenses increased 11.3% or $25,446 to $251,243 for the 1997 period from $225,797 for the 1996 period. The most significant components of the increase were the replacement purchases of a substantial amount of non-capitalizable assets, the upgrade of the corporate Internet access line, and the increased costs of officers' life insurance. This increased spending was partially offset by a reduction in grant related marketing expenses.

Net interest expense decreased to $69,027 for the 1997 period compared to the net expense of $80,013 for the 1996 period. This decrease reflects the lower average balance on working capital loans obtained from Directors and Officers as well as the decreased balance and interest rate on the Company's mortgage
note.   During 1997, the Company completed a private placement of 200,000 shares of common stock at $2.75 per share reducing the need for Director and Officer debt financing.

As stated above, the Company experienced a theft of essentially all of its computer equipment in June 1997. The Company's commercial insurance policy provided for replacement cost of the stolen equipment. This theft generated other income of $61,649 for the Company because the majority of the equipment that was stolen was fully depreciated.

The loss for the 1997 period was $954,314 or $(.42) per share compared to a profit of $243,681 or $.10 per share for the 1996 period assuming fully diluted shares outstanding.

Liquidity and Capital Resources

The Company's working capital was a deficit of $430,122 at December 31, 1997 compared to a deficit of $78,293 at December 31, 1996. Cash decreased to $40,522 at December 31, 1997 from $55,353 at December 31, 1996. The deterioration in working capital reflects the investments in the business as well as the reduced gross margins generated from revenues for the year. Accounts receivable increased to $661,260 at December 31, 1997 from $600,672 at December 31, 1996, reflecting the increase in days sales outstanding.

The Company's backlog exclusive of support revenues was in excess of $600,000 at December 31, 1997. On March 27, 1998 the backlog was approximately $490,000. The trend that was exhibited in 1997 towards increased sales in the MobileServer product is anticipated to continue into 1998. MobileServer represents over $386,000 or 79% of the backlog at March 27, 1998. The remaining awards from the "Cops More 96" grant submissions combined with sales of the Company's suite of products should help sustain sales growth in 1998. In addition, the Company is continuing to consider projects to increase its cash position such as activities to raise capital, mergers, acquisitions or other business combinations. Subsequent to year-end, the Company completed a stock sale to a Director of 125,000 shares of stock at $4.25 per share raising $531,250. Included with this sale of stock, the Director received 31,250 warrants exercisable at 4.25 per share. The Company has also secured an additional line of credit for $300,000 from a Director, increasing the total available lines of credit to $600,000 from Directors. The Company believes its existing backlog, the loan commitments, additional securities offerings and its current market position will be sufficient to ensure the continued operations through the end of the year.

As of December 31, 1997, the Registrant had accumulated approximately $4,700,000 and $2,800,000 in net operating loss carryforwards for federal and state income tax purposes respectively. The loss carryforwards expire in the year 2011. Under the Internal Revenue Code of 1986, as amended, the rate at which a corporation may utilize its net operating losses to offset its income for federal tax purposes is subject to specified limitations during periods after the corporation has undergone an "ownership change". It has been determined that an ownership change did take place at the time of the Registrant's initial public offering. However, the limitations on the loss carryforward exceed the accumulated loss at the time of the "ownership change". Thus there is no restriction on its use.

Seasonality

The majority of the Company's installed base has a fiscal year that commences on July 1 and, therefore, the Company bills its customers for their annual software support and update service on July 1 of each year. Consequently, cash flow representing software support revenues has tended to be higher in the second half of the Registrant's fiscal year, although software support revenues are recognized ratably throughout the fiscal year.

Revenue Recognition

Revenues from software license fees are recognized when a contract has been executed, the product has been delivered, all significant contractual obligations have been satisfied and collection of the related receivable is probable. Maintenance revenues, including those bundled with the initial license fee, are deferred and recognized ratably over the service period. Consulting and training service revenues are recognized as the services are performed.

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 "Software Revenue Recognition," (the "SOP"). This SOP is effective for transactions entered into in fiscal years beginning after December 15, 1997. This Company will adopt this SOP in its fiscal year 1998. The application of this SOP is not expected to have a material effect on the Company's results of operations as reported herein as the revenue recognition rules utilized by the Company are substantially consistent with the provisions of the SOP. Accordingly, adoption of this SOP will not have a material effect on future results of operations.

Recently Issued Accounting Standards

In July 1997, the FASB issued SFAS 130 "Reporting Comprehensive Income." This statement is effective for fiscal years beginning after December 15, 1997. The Company will implement this statement as required in fiscal year 1998. The future adoption of SFAS 130 is not expected to have a material effect on the Company's financial position or results of operations.

Inflation

Inflation has not had a significant impact on the Registrant's operations to date.

BALANCE SHEET

PAMET SYSTEMS, INC.

ASSETS                                                       December 31,1997
                                                             _________________
CURRENT ASSETS
        Cash..........................................................$40,522
        Accounts receivable, net of allowance
        for doubtful accounts of $60,000..............................661,260
        Inventory, net of reserve of $15,000...........................89,811
        Prepaid expenses and other current assets......................39,594
                                                                  ------------
                TOTAL CURRENT ASSETS..................................831,187
PROPERTY AND EQUIPMENT, NET...........................................945,970
RESTRICTED CASH........................................................27,860
                                                                  ------------
                TOTAL ASSETS.......................................$1,805,017
                                                             _________________

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
        Accounts payable.............................................$627,227
        Accrued expenses..............................................144,178
        Notes payable-related party...................................192,439
        Deferred software maintenance revenue.........................279,823
        Current portion of long-term debt..............................17,642
                                                             -----------------
                TOTAL CURRENT LIABILITIES...........................1,261,309

LONG TERM DEBT, less current portion..................................478,317
UNEARNED SUPPORT
REVENUE................................................................28,962

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
        Preferred stock, $.01 par value,
        1,000,000 shares authorized, none issued
        Common stock, $.01 par value, 7,500,000 shares
        Authorized, 2,410,250 issued and outstanding...................24,103
        Additional paid-in capital..................................4,776,821
        Accumulated deficit.......................................(4,764,495)
                                                             -----------------
                TOTAL STOCKHOLDERS' EQUITY.............................36,429
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................$1,805,017
                                                             =================
See accompanying notes to financial statements.


  STATEMENTS OF OPERATIONS

PAMET SYSTEMS, INC.
                                                       Year Ended December 31,
                                                     --------------------------
                                                       1997            1996
                                                     ==========================
Net hardware and software sales........................$1,598,398   $2,066,066
Support revenues..........................................479,498      402,007
                                                      _________________________
                TOTAL REVENUES..........................2,077,896    2,468,073
Cost of sales...........................................1,043,293      935,683
                                                      _________________________
                GROSS PROFITS...........................1,034,603    1,532,390
Operating expenses
        Personnel costs...................................990,897      738,221
        Rent, utilities and telephone......................76,228       62,574
        Travel and entertainment..........................105,706       58,459
        Professional fees.................................167,381       67,182

Depreciation...............................................72,472       60,963
        Research and development..........................317,612           --
        Other operating expenses..........................251,243      225,797
                                                      _________________________
                TOTAL OPERATING EXPENSES................1,981,539    1,213,196
                                                      =========================
Income (loss) from operations............................(946,936)     319,194
Interest income..............................................1,265       1,243
Interest expense...........................................(70,292)   (81,256)
Gain on sale of property and equipment.........................--        4,500
Gain on insurance settlement...............................61,649           --
                                                      _________________________
                NET INCOME (LOSS).......................$(954,314)    $243,681
                                                      =========================
Earnings (loss) per common share............................$(.42)        $.11
                                                      =========================
Earnings (loss) per common share- assuming dilution............--         $.10
                                                      =========================

See accompanying notes to financial statements.

  STATEMENTS OF STOCKHOLDERS' EQUITY

PAMET SYSTEMS, INC.


                                        Additional                 Total
                       COMMON STOCK     Paid-In     Accumulated  Stockholders'
                    . Shares   Amount   Capital     Deficit      Equity
                      ________________________________________________________
BALANCE AT
JANUARY 1, 1996......2,018,250  $20,183 $4,072,629   $(4,053,862)   $38,950
NET INCOME...............................................243,681    243,681
CONVERSION OF
STOCK OPTIONS...........84,000      840     34,976                   35,816
                     _________________________________________________________
BALANCE AT
DECEMBER 31, 1996    2,102,250  $21,023  4,107,605    (3,810,181)   318,447
                     _________________________________________________________
NET LOSS                                                (954,314) (954,314)

CONVERSION OF
STOCK OPTIONS..........108,000    1,080    121,216                  122,296

PRIVATE PLACE-
MENT OF STOCK..........200,000    2,000    548,000                  550,000
                     _________________________________________________________
BALANCE AT
DECEMBER 31, 1997....2,410,250  $24,103 $4,776,821   $(4,764,495)   $36,429
                     _________________________________________________________




See accompanying notes to financial statements.
  STATEMENTS OF CASH FLOWS

PAMET SYSTEMS, INC.
                                                       Year Ended December 31,
                                                       ------------------------
                                                          1997         1996
OPERATING ACTIVITIES
Net income (loss)......................................$(954,314)     $243,681
Adjustments to reconcile net income
  (loss) to net cash used for operating activities:
  Depreciation and amortization........................   72,473        60,963
  Gain on sale of property and equipment......................--       (4,500)
  Gain on Insurance settlement...........................(61,649)           --
Changes in operating assets and liabilities:
  Accounts receivable....................................(58,588)    (356,511)
  Inventory..............................................(21,121)     (58,994)
  Prepaid expenses and other current assets..............(19,342)       26,392
  Other assets................................................--         1,025
  Restricted cash...........................................(714)        (696)
  Accounts payable.......................................312,498        69,213
  Accrued expenses........................................37,044      (33,550)
  Deferred software maintenance and
  unearned support revenue................................22,744        16,724
                                                       ________________________
     Net cash used for operating activities.............(670,969)     (36,253)
                                                       ________________________
INVESTING ACTIVITIES

Expenditures for property and equipment.................(129,835)     (56,809)
Proceeds from sale of property and equipment..................--         4,500
Proceeds from insurance settlement.......................108,708            --
                                                       ________________________
   Net cash used for investing activities................(21,127)     (52,309)
                                                       ________________________
FINANCING ACTIVITIES
Proceeds from notes payable- related party...............375,000       243,000
Payment of notes payable-related party..................(355,660)    (151,000)
Payments of long-term debt...............................(14,371)     (12,165)
Issuance of capital stock................................672,296        35,816
                                                       _______________________
   Net cash provided by financing activities.............677,265       115,651
                                                       ________________________
       NET INCREASE (DECREASE) IN CASH...................(14,831)       27,089
   Cash at beginning of period............................55,353        28,264
                                                       ________________________
   CASH AT END OF PERIOD.................................$40,522       $55,353
                                                       ========================
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
   Cash paid for interest................................$74,000       $78,000
                                                       ========================


See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

PAMET SYSTEMS, INC.

NOTE A--NATURE OF OPERATIONS

Pamet Systems, Inc. (the Company), a Massachusetts corporation, was formed in November 1987 to engage in the business of designing, developing, installing and servicing computer software systems for the municipal market throughout the Eastern United States, principally in the area of public safety. Credit is granted to certain customers, most of which are municipalities. The Company generally does not require collateral.

The Company's committed backlog at March 27, 1998 was in excess of $480,000 (unaudited). Management believes that this level of backlog and its anticipated sales are adequate to sustain operations through the end of fiscal year 1998.

However, the ultimate success of the Company is still dependent upon its ability to secure financing adequate to meet its working capital and product development needs and the successful development of a Microsoft Windows NT computing platform for the Company's current applications that can be effectively marketed to expand the Company's operations. Some directors and officers of the Company, under certain circumstances, have agreed to provide short term financing on a temporary basis as needed. Management believes the Company's current sources of liquidity and funding are adequate to sustain operations. Management is also trying to enhance its financial position by obtaining permanent additional financing. There can be no assurance, however, that the Company's operations will be sustained or be profitable in the future, that adequate sources of financing will be available at all, when needed or on commercially acceptable terms, or that the Company's product development efforts will be successful.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Restricted Cash: In connection with its mortgage agreement, the Company is required to maintain an interest reserve account with the mortgagee. Withdrawals from the account are restricted to the payment of mortgage principal or interest.

Property and Equipment: Property and equipment are stated at cost and are depreciated on the straight line or accelerated methods over their estimated useful lives.

Inventory: Inventory, which consists primarily of computer-related supplies, is stated at the lower of cost (first-in, first-out) or market value.





 .Continued --
 NOTES TO FINANCIAL STATEMENTS--CONTINUED

PAMET SYSTEMS, INC.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Software Maintenance Revenue and Unearned Support Revenue: Deferred software maintenance revenue and unearned support revenue represent revenue relating to software support, updates and warranties which the Company has not yet earned. Software maintenance fees are recognized ratably over the period of the service contract. The portion of the maintenance fee associated with the sale of a first time system or software that relates to the initial maintenance period is also recognized ratably over the period of the extended service.

Revenue Recognition: The Company generally recognizes product revenue upon shipment. Revenues for products with extensive installation requirements under contractual agreements are recognized upon customer acceptance.

Earnings (loss) per Common Share: In 1997, loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted per share computations are not presented since the effect would be antidilutive. In 1996, earnings per common share are also computed using the weighted average number of shares of common stock outstanding during the period. Diluted per share computations include dilutive common equivalent shares from stock options, using the treasury stock method.

Stock-Based Compensation: The Company measures compensation expense relative to employee stock-based compensation plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". However, the Company will disclose the pro forma amounts of net income and earnings per share as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" had been applied. See the Stockholders' Equity footnote for these disclosures.

Research and Development: Research and development costs are charged to expense as incurred.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and tax laws that will be in effect when the differences are expected to reverse. The primary component of the Company's deferred tax asset as of December 31, 1997, which is fully reserved, is net operating loss carryforwards.

PAMET SYSTEMS, INC.

NOTE C--RELATED-PARTY TRANSACTIONS

Director Compensation: The Company paid approximately $15,000 in 1997 and $14,000 in 1996 to a stockholder and director for financial accounting consulting services.

Notes Payable - Related party consist of the following:

                                                                      1997
                                                                ==============
Notes payable to a director for unsecured advances....................$192,439
                                                                ==============

NOTE D--PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION

Property and equipment at December 31 is as follows:

                                 Balance at
                                 Beginning                           Balance at
                                  of         Additions               End of
Classification                   Period      at Cost    Retirements  Period

Year Ended December 31, 1997:
  Land...........................$231,283                              $231,283
  Building........................758,728 ..............................758,728
  Furniture and Fixtures..........122,850                               122,850
  Computer Equipment..............317,287    $129,835   $(76,610)       370,512
  Automobiles...................   24,894                                24,894
                               ------------------------------------------------
    TOTALS.....................$1,455,042    $129,835   $(76,610)    $1,508,267
                               ________________________________________________

Year Ended December 31, 1996:
  Land...........................$231,283                              $231,283
  Building........................758,728                               758,728
  Furniture and Fixtures..........118,049    $  4,801                   122,850
  Computer Equipment..............293,960      27,114   $(3,787)        317,287
  Automobiles......................22,900      24,894   (22,900)         24,894
                               ------------------------------------------------
    TOTALS.....................$1,424,920     $56,809  $(26,687)     $1,455,042
                               ________________________________________________

PAMET SYSTEMS, INC.

NOTE D--PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION (Continued)

Accumulated depreciation at December 31 is as follows:


                                 Balance at
                                 Beginning   Additions               Balance at
                                 of          Charged                     End of
Classification                   Period      To Expense   Retirements    Period

Year Ended December 31, 1997:
  Building.......................$135,972    $24,117                   $160,089
  Furniture and Fixtures..........108,567      8,102                    116,669
  Computer Equipment..............287,340     32,698      $(46,776)     273,262
  Automobiles.......................4,721      7,556                     12,277
                               ================================================
    TOTALS.......................$536,600     72,473      $(46,776)    $562,297
                               ________________________________________________


Year Ended December 31, 1996:
  Building.......................$111,849    $24,123                   $135,972
  Furniture and Fixtures...........98,689      9,878                    108,567
  Computer Equipment..............268,886     22,241      $(3,787)      287,340
  Automobiles......................22,900      4,721       (22,900)       4,721
                               ================================================
    TOTALS.......................$502,324    $60,963      $(26,687)    $536,600
                               ________________________________________________




PAMET SYSTEMS, INC.

NOTE E--ACCRUED EXPENSES

Accrued expenses include the following:
                                                         December 31,
                                                             1997
                                                        _____________
Accrued payroll and vacation.................................$102,245
Accrued and withheld payroll taxes.............................19,895
Other..........................................................22,038
                                                        =============
                                                             $144,178
                                                        _____________


NOTE F--LONG TERM DEBT

Long term debt represents a note secured by a mortgage on the Company's facility. On October 21, 1997, the note was extended for a one year term with monthly payments determined according to a twenty-year amortization period. $5,423, including interest at 10.00%, is payable monthly. In addition, the note is subject to several conditions, including:

       Four officers, directors and/or stockholders of the Company are limited guarantors of the note to the extent of $50,000 each. In connection with these guarantees these four officers, directors and/or stockholders received $1,500 in 1997 and 1996.

       Payment of dividends is restricted, requiring approval of the mortgagee.

       Salary increases for officers above base levels are restricted,requiring approval of the mortgagee.

Subsequent to December 31, 1997, the bank issued a commitment letter that indicates this mortgage note will be renewed for one year, until October 1999. Payment terms and interest rates, although not finalized, are expected to remain consistent with current terms and rates. Maturities reflect these terms and rates.

Annual principal maturities of long-term debt are as follows:
Year ending December 31, 1998................................$ 17,642
            December 31, 1999.................................478,317
                                                            ==========
            TOTAL............................................$495,959
                                                            __________
  NOTES TO FINANCIAL STATEMENTS--CONTINUED

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY

Stock-based compensation expense under the fair value-based method of accounting would have resulted in pro forma net income and earnings (loss) per common share approximating the following amounts:

                                         1997               1996
                          ____________________________________________________
                          As Reported    Pro Forma    As Reported    Pro Forma
Net Income (loss).........$(954,314)     $(1,364,185)   $243,681      $186,967
                          ====================================================
Earnings (loss)
per common share..........$    (.40)     $      (.60)   $    .10      $    .08

The fair value for each option granted during 1997 and 1996, reflecting the basis for the above pro forma disclosures, was determined on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in determining fair value through the model:

                                         1997               1996
                          ____________________________________________________
Expected Life........................5-8 years*          5-8 years *
Risk-free interest rate..............5.80%-6.68%*        6.23%-6.74% *
Expected Volatility..................128%                136%
                          ____________________________________________________

*Amounts vary due to graded vesting for options granted to employees and differences between options granted to employees and granted to directors.

The Company recognizes forfeitures as they occur.

The application of fair value-based accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects. The pro forma disclosures do not reflect the effect of fair-value accounting on stock-based compensation awards granted prior to 1995, if any.



Continued--
  NOTES TO FINANCIAL STATEMENTS--CONTINUED

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY (Continued)

Stock Option Plans: In 1990, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under the 1990 Stock Option Plan is 400,000 shares. These options, of which a total of 109,000 had been exercised at December 31, 1997, are exercisable within a ten-year period from the date of the grant, generally fully exercisable when issued to directors and exercisable 20% per year and continuing over five years for employees and consultants. The options are not transferrable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.

Stock option activity for the 1990 Stock Option Plan for the two year period ended December 31, 1997 is as follows:
                                         Weighted Average
               ________________________________________________________________
                  Number    Exercise Price    Exercise    Fair Value   Remain-
               Of Options      Per Share       Price       at grant    ing Life
               ________________________________________________________________
Outstanding
January 1,1996...320,500       $.02 - $5.50    $ .55                 5.71 years
Granted to
Directors..........8,000              $1.12    $1.12        $1.00
Granted to
Employees.........54,500              $3.50    $3.50        $3.27
Exercised........(34,000)      $.02 - $1.44    $ .06
               ________________________________________________________________
Outstanding
December 31,
1996.............349,000       $.02 - $5.50    $1.07                 5.08 years
Granted to
Directors..............0                  0
Granted to
Employees..............0                  0
Exercised........(58,000)      $.02 - $3.50    $ .38
               ________________________________________________________________
Outstanding
December 31,
1997.............291,000       $.02 - $5.50    $1.21                 3.49 years
               ________________________________________________________________
Exercisable at
December 31,
1997.............191,000       $.02 - $5.50    $ .83
               ________________________________________
Exercisable at
December 31,
1996.............214,800       $.02 - $5.50    $.60
               __________________________________________
Available for Grant At
December 31,
1997 and
1996..................-0-
               _______________

Continued-
  NOTES TO FINANCIAL STATEMENTS--CONTINUED

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY (Continued)

In addition, the Company also issued stock options outside of any formalized plan that are exercisable within a ten-year period from the date of grant and are generally fully exercisable when issued to directors and exercisable 25% per year and continuing over four years for employees and consultants. The options are not transferable except by will or domestic relations order. The option price per share is not less than the fair market value of the shares on the date of grant.

Stock option activity for stock options issued outside a formalized plan for the two year period ended December 31, 1997 follows:
                                         Weighted Average
               ________________________________________________________________
                  Number    Exercise Price    Exercise    Fair Value   Remain-
               Of Options     Per Share         Price      at grant    ing Life
               ________________________________________________________________
Outstanding
January 1,1996   120,000      $.68-$.80         $ .73                9.60 years

Exercised........(50,000)          $.68         $ .68

Cancelled.........(5,000)          $.68         $ .68
               ================================================================
Outstanding
December 31,
1996..............65,000      $.68-$.80         $ .77                8.20 years

Granted to Directors and
officers in consideration
of providing short
term financing...120,000          $2.00         $2.00       $1.51

Granted to
Directors..........8,000          $2.75         $2.75       $2.39

Granted to
Employees........230,000    $2.75-$4.25         $3.07       $3.02

Exercised........(50,000)         $2.00         $2.00
               ================================================================
Outstanding
December 31,
1997.............373,000     $.68-$4.25         $2.10                5.94 years
               ________________________________________________________________
Exercisable at
December 31,
1997.............193,000     $.68-$2.75         $1.81
               ________________________________________
Exercisable at
December 31,
1996..............65,000     $.68-$ .80         $ .77
               ________________________________________
On January 1, 1998 options representing 8,000 shares were granted to directors at an exercise price of $4.25 per share.

PAMET SYSTEMS, INC.

NOTE H-EARNINGS PER SHARE DISCLOSURE

Earnings per share disclosures for the two year period ended December 31, 1997 are as follows:

                                      For the Year Ended December 31, 1997
                                  ____________________________________________
                                                     Weighted-
                                                      Average        Per Share
                                         Income        Shares          Amount
                                  ============================================
Basic loss per common share
  Income available to common
    stockholders.......................$(954,314)    2,265,321          ($.42)
                                  ____________________________________________

                                      For the Year Ended December 31, 1996
                                  ____________________________________________
                                                     Weighted-
                                                      Average        Per-Share
                                         Income        Shares          Amount
                                  ============================================
Basic earnings per common share
  Income available to common
    stockholders.........................243,681     2,120,259            $.11
                                                                     _________

Dilutive stock options........................--       293,134
                                  ____________________________

Diluted earnings per common share
  Income available to common
  shareholders plus assumed
    conversions..........................243,681     2,413,393            $.10
                                  ____________________________________________

Options to purchase 64,500 shares of stock at values ranging from $3.50-$5.50 per share were outstanding during 1996 but were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of the common shares.


PAMET SYSTEMS, INC.

NOTE I--INCOME TAXES

In 1997, there is no current provision for federal or state income taxes due to the Company's net operating loss. During 1997,the Company recorded deferred tax assets for the benefit of net operating losses in the amount of $227,000. The cumulative amount of these assets, which is $937,000 at December 31, 1997 is fully reserved due to the Company's history of operating losses. Thus, management has concluded that realization of the benefit is not likely. During 1996 there was no current provision for federal or state income taxes due to the Company's utilization of past operating loss carryforwards to completely offset taxable income.

The reconciliation of income tax attributable to operations computed at the
U.S. federal statutory tax rates to income tax expense for 1996 is as follows:
Tax at U.S. Statutory Rates......................$82,852               34%

State income taxes, net of
Federal tax effect....................................--                --

Other...........................................$(15,403)            (34)%

Effect of net operating
Loss carryforwards..............................$(67,449)            (34)%
                                                __________________________
TOTALS..........................................$     --              -- %

The Company has available for federal and state income tax purposes net operating loss carryforwards of approximately $4,700,000 and $2,800,000, respectively, which may be used to offset future taxable income. These net operating loss carryforwards, if unused, expire in 2011.

NOTE J--SIGNIFICANT CUSTOMERS

There were no sales to individual customers that were greater than 10% of total revenues for the years ended December 31, 1997 and 1996.

NOTE K--ECONOMIC DEPENDENCY

The Company obtained approximately 33% of its merchandise from two sources in 1997. Management believes that if these suppliers ceased providing merchandise, the Company could find alternative suppliers without serious interruption of business.

 NOTES TO FINANCIAL STATEMENTS-CONTINUED

PAMET SYSTEMS, INC

NOTE L--PROFIT SHARING PLAN

During 1997, the Company established a qualified contributory profit sharing plan [401(k) Plan]. The Plan covers substantially all eligible employees meeting certain age and service requirements. Employee contributions are voluntary, based on specific percentages of compensation. The Plan also provides for contributions by the Company in any amount approved by the Board of Directors. During 1997, the Board elected to make contributions equal to 15% of employee contributions. The employees' and employer's contributions may not exceed maximum amounts established by the Internal Revenue Code. Total Company contributions to the plan were $4,914 during 1997.

NOTE M-GAIN ON INSURANCE SETTLEMENT

During 1997, the Company was burglarized. The Gain on Insurance Settlement represents the net gain on the settlement with the insurance company for equipment and inventories lost in the burglary.

NOTE N-EMPLOYMENT CONTRACT

The Company has entered into employment contracts with three of its officers through 1999 that provide for minimum annual salaries, adjusted for cost-of-living changes, and incentives based on the Company's attainment of specified levels of sales and earnings. At December 31, 1997, the total salary commitment, excluding incentives, was $385,500.

NOTE O-RESEARCH AND DEVELOPMENT

Research and development costs in the current year represent costs associated with developing a Microsoft Windows NT computing platform for the Company's current computer applications as well as developing a mobile product interface to the state information system.

NOTE P--SUBSEQUENT EVENT

On March 2, 1998, the Company had a private placement in which an investor purchased 125,000 shares of the Company's common stock at a price of $4.25 per share.

February 4, 1998, the Company acquired Technology Assemblers, Inc. (TAI). TAI is a Florida based software company whose customers are correctional institutions. The acquisition will be accounted for as a purchase and includes one year employment contracts and 30,000 stock options granted to three key TAI employees.


  NOTES TO FINANCIAL STATEMENTS--CONTINUED

PAMET SYSTEMS, INC.



NOTE Q--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1997 and 1996 is as follows:

                                               Quarter Ended
                            __________________________________________________
                            March 31,   June 30,   September 30,   December 31,
                              1997        1997         1997            1997
                            ==================================================
Revenues....................$607,506   $432,105      $506,455        $531,830
Gross Profits................349,290    182,168       281,822         221,323
Operating Income (loss).......30,270   (213,630)     (158,448)       (605,128)
Net Income (loss).............12,228   (191,174)     (156,556)       (618,812)
Income (loss) per share	.....$   .01   $   (.08)     $   (.07)       $   (.28)

                            --------------------------------------------------

                                               Quarter Ended
                            __________________________________________________
                            March 31,   June 30,   September 30,   December 31,
                              1996        1996         1996            1996
                            ==================================================
Revenues....................$ 238,204   $ 759,321    $788,402        $682,146
Gross Profits.................164,413     496,540     468,604         402,833
Operating Income (loss).......(86,133)    215,006     120,233          70,088
Net Income (loss)............(101,280)    193,073      97,403          54,485
Income (loss) per share.....$    (.05)  $     .08    $    .04         $   .03


                            __________________________________________________


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Pamet Systems, Inc.

    We have audited the accompanying balance sheet of Pamet System, Inc. as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pamet Systems, Inc. as of December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                  Carlin,Charron & Rosen LLP

                                                              March 27, 1998


Pamet Systems, Inc.


MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    Shares of the Company's Common Stock are available for trading in the over-the-counter market. The Common Stock is quoted under the symbol PAMT.
    The following table sets forth the high and low bid prices of the Common Stock as quoted on the OTC Bulletin Board.

                                                 Common Stock
                                                 ____________
Fiscal Year Ended December 31,                   High     Low
_____________________________________________________________
1996
First Quarter....................................2.12    1.00
Second Quarter...................................6.50    1.75
Third Quarter....................................5.75    3.00
Fourth Quarter...................................4.00    2.50
=============================================================
1997
First Quarter....................................3.38    1.88
Second Quarter...................................5.38    1.62
Third Quarter....................................4.87    2.87
Fourth Quarter...................................5.50    3.12
_____________________________________________________________

    The Company had 58 holders of record of Common Stock on March 27, 1998. The Company has not paid any dividends to date. For the forseeable future, it is anticipated that earnings, if any, will be used to finance the growth of the Company and that cash dividends will not be paid to stockholders.






Pamet Systems, Inc.
Corporate Information

Board of Directors

Dr. Joel B. Searcy
Chairman of the Board

David T. McKay
President and Chief Executive Officer

Richard C. Becker
Vice President
Treasurer, Director, and Assistant Clerk

Arthur V. Josephson, Jr.
Clerk and Director
Accounting Consultant

Dr. Stanley J. Robboy
Professor of Pathology, Obstetrics, and Gynecology and Director of Gynecologic Pathology, Duke University Medical Center

Bruce J. Rogow
Executive Managing Principal, Rogow Opportunity Capital

Lee Spelke
Financial Consultant


Officers

Dr. Joel B. Searcy
Chairman of the Board

David T. McKay
President and Chief Executive Officer

Richard C. Becker
Vice President
Treasurer, Director, and Assistant Clerk

Corporation Information

For a copy of the Company's Form 10-KSB for fiscal 1997 or other information about the Company contact,

Investor Relations
Pamet Systems, Inc.
1000 Main Street
Acton, MA  01720
(978) 263-2060



Auditors

Carlin, Charron & Rosen LLP
446 Main Street
Worcester, MA  01608

Transfer Agent

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY  10004

Annual Meeting

The annual meeting of Pamet Systems, Inc. will be held on June 12, 1998 at 10:00 am at Pamet Systems, 1000 Main Street, Acton, Massachusetts

Pamet Systems, Inc. Offices

Headquarters
1000 Main Street
Acton, MA  01720
(978) 263-2060

101 Southhall Lane
Suite 400
Maitland, FL 32751
(407) 667-4863

Legal Counsel

Shereff, Friedman, Hoffman & Goodman, LLP
919 Third Avenue
New York, NY  10022

Stock Listing

Pamet Systems, Inc. stock is traded on the NASDAQ OTC (Symbol:PAMT)